

July 17, 2015

Heather D. Brolick
President and Chief Executive Officer
Community Shores Bank Corporation
1030 W. Norton Avenue
Muskegon, MI 49441

> **Re:** **Community Shores Bank Corporation**
> **Registration Statement on Form S-1**
> **Filed June 25, 2015**
> **File No. 333-205233**

Dear Ms. Brolick:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please fill in the blanks, including the price, as required by Item 501(b)(3) of Regulation S-K.

Form S-1 Cover Page

2. If the offering could extend beyond 30 days, please check the Rule 415 box on the registration statement cover page and include the Rule 415 undertakings in Part II, Item 17 of this registration statement.

Part II. Exhibits

Please file a tax opinion for the U.S federal income tax consequences of the rights received in the offering and provide corresponding disclosure in the prospectus. *See* Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 (CF) dated Oct. 14, 2011 available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor